SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

A fee is being paid with this statement.

Name of
Issuer:  LEHMAN BROTHERS HOLDINGS INC
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   524908100


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:             13,887    See Exhibit A
 6)  Shared Voting Power:        6,009,301    See Exhibit A
 7)  Sole Dispositive Power:        13,887    See Exhibit A
 8)  Shared Dispositive Power:   6,009,301    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  6,023,188 See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.8See Exhibit A

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            LEHMAN BROTHERS HOLDINGS INC

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            Three World Financial Center
            New York, NY  10048

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            524908100

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:           6,023,188  See Exhibit A

            (b) Percent of Class:    5.8   See Exhibit A

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or              13,887   See Exhibit A
                to direct the vote

                Shared power to vote or         6,009,301   See Exhibit A
                to direct the vote

                Sole power to dispose or           13,887   See Exhibit A
                to direct disposition

                Shared power to dispose         6,009,301   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            See Exhibit A

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Derek D. Burke
                  Director, Securities Law Compliance

             Date:   February 14, 1996

             As of:  December 31, 1995


                                   Exhibit A
                                   ---------

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
            ------------------------------------------------------
            The Prudential Insurance Company of America ("Prudential") may have direct or indirect voting and/or investment discretion over 6,023,188 shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

            These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.